UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. ___)*
BioScrip, Inc.

(Name of Issuer)
Common Stock, $.0001 par value

(Title of Class of Securities)
09069N108

(CUSIP Number)
Barry A. Posner
Executive Vice President, Secretary and General Counsel
BioScrip, Inc.
100 Clearbrook Road,
Elmsford NY 10523
914-460-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Cc:
E. William Bates, II
King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036
(212) 556-2100
January 24, 2010

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 15 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09069N108	13D	Page	2	of	15

1	NAMES OF REPORTING PERSONS Richard H. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,411,944

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,329,499*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,411,944

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,329,499*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Common Stock is being reported hereunder solely because the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as set forth herein, it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See footnotes 1 - 4 in Item 5 (a) - (b).

CUSIP No.	09069N108	13D	Page	3	of	15

1	NAMES OF REPORTING PERSONS Richard M. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		155,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,329,499*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		155,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,329,499*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Common Stock is being reported hereunder solely because the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as set forth herein, it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See footnotes 1 - 4 in Item 5 (a) - (b).

CUSIP No.	09069N108	13D	Page	4	of	15

1	NAMES OF REPORTING PERSONS Barry A. Posner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		384,388

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,329,499*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		384,388

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,329,499*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Common Stock is being reported hereunder solely because the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as set forth herein, it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See footnotes 1 - 4 in Item 5 (a) - (b).

CUSIP No.	09069N108	13D	Page	5	of	15

1	NAMES OF REPORTING PERSONS Stanley G. Rosenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		378,167

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,329,499*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		378,167

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,329,499*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Common Stock is being reported hereunder solely because the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as set forth herein, it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See footnotes 1 - 4 in Item 5 (a) - (b).

CUSIP No. 09069N108	13D	Page 6 of 15
Item 1. Security and Issuer.
The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.0001 per share (the “Common Stock”) of BioScrip, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 100 Clearbrook Road, Elmsford NY 10523.
Item 2. Identity and Background.
(a) - (c) and (f) This Schedule 13D is being filed on behalf of Richard H. Friedman, Richard M. Smith, Barry A. Posner and Stanley G. Rosenbaum (together, the “Reporting Persons”).
Richard H. Friedman is Chief Executive Officer and Chairman of the Board of Directors of the Issuer. His business address is 100 Clearbrook Road, Elmsford NY 10523. He is a citizen of the United States of America.
Richard M. Smith is President and Chief Operating Officer of the Issuer. His business address is 100 Clearbrook Road, Elmsford NY 10523. He is a citizen of the United States of America.
Barry A. Posner is Executive Vice President, Secretary and General Counsel of the Issuer. His business address is 100 Clearbrook Road, Elmsford NY 10523. He is a citizen of the United States of America.
Stanley G. Rosenbaum is Executive Vice President, Chief Financial Officer and Treasurer of the Issuer. His business address is 100 Clearbrook Road, Elmsford NY 10523. He is a citizen of the United States of America.
     (d) - (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining the

CUSIP No. 09069N108	13D	Page 7 of 15
person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On January 24, 2010, the Reporting Persons, Critical Homecare Solutions Holdings, Inc., a Delaware corporation (“CHS”), and Kohlberg Investors V, L.P., a Delaware limited partnership (the “Stockholders’ Representative”), entered into a common stock voting agreement (the “Voting Agreement”) with respect to the shares of Common Stock beneficially owned by the Reporting Persons.
     The Reporting Persons did not pay any monetary consideration to the Issuer in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in the response to this Item 3.
     The Voting Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.
Item 4. Purpose of Transaction.
     (a) - (j)
Voting Agreement
     The Voting Agreement was entered into as a condition to the willingness of CHS and the Stockholders’ Representative to enter into the agreement and plan of merger (the “Merger Agreement”) by and among the Issuer, Camelot Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (the “Merger Sub”), CHS, the Stockholders’ Representative, Kohlberg Partners V, L.P., a Delaware limited partnership, Kohlberg Offshore Investors V, L.P., a Delaware limited partnership, Kohlberg TE Investors V, L.P., a Delaware limited partnership, KOCO Investors V, L.P., a Delaware limited partnership, Robert Cucuel, Mary Jane Graves, Nitin Patel, Joey Ryan, Blackstone Mezzanine Partners II L.P., a Delaware limited partnership, Blackstone Mezzanine Holdings II L.P., a Delaware limited partnership, and S.A.C. Domestic Capital Funding, Ltd., a Cayman Islands limited company (collectively, including the Stockholders’ Representative, the “Target Stockholders”). Pursuant to the Voting Agreement, each of the Reporting Persons agreed that:
•	at any time that the Issuer conducts a meeting of, or otherwise seeks a vote or consent of, the holders of the Common Stock for the purpose of approving and adopting the Merger (as defined below), the other transactions contemplated by the Merger Agreement and the actions required in furtherance thereof, such Reporting Person will vote, or provide a consent with respect to, the shares of Common Stock owned by such Reporting Person:
o	in favor of the Merger, the other transactions contemplated by the Merger Agreement and the actions required in furtherance thereof, which includes the

CUSIP No. 09069N108	13D	Page 8 of 15
issuance of Common Stock and Warrants (as defined below) in connection with the Merger; and

o	against any action or agreement that would compete with, impede, delay or interfere with the approval of the Merger and the other transactions contemplated by the Merger Agreement; and
•	that at the first annual meeting of the holders of Common Stock following the closing of the Merger for the purpose of the election of directors to the Board of Directors of the Issuer, such Reporting Person will vote the shares of Common Stock owned by such Reporting Person in favor of each of the two individuals designated by the Stockholders’ Representative pursuant to the terms of the stockholders’ agreement, dated as of January 24, 2010, by and among the Issuer, the Target Stockholders and Colleen Lederer.
The Reporting Persons have agreed not to transfer any shares of Common Stock so long as the Voting Agreement is in effect, except as permitted under the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of (a) the completion of the first annual meeting of the holders of Common Stock following the closing of the Merger and (b) the termination of the Merger Agreement in accordance with its terms.
Merger Agreement
     The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), CHS will be merged with and into Merger Sub (the “Merger”). As a result of the Merger, the separate corporate existence of the CHS will cease and Merger Sub will continue as the surviving corporation of the Merger and a wholly owned subsidiary of the Issuer. In connection with the Merger, pursuant to the terms of the Merger Agreement, the Issuer is paying a total purchase price of $343,200,000 for the acquisition of CHS as follows:
•	Cash of $110,000,000 (which will be subject to increase if net indebtedness of CHS at the Effective Time is less than $132,000,000 and decrease if net indebtedness of CHS at the Effective Time is greater than $132,000,000);
•	the repayment of net indebtedness of CHS (approximately $132,000,000 at December 31, 2009, subject to adjustment as described above);
•	approximately 12,655,600 shares of Common Stock having an aggregate value of $98,966,792 based on the Issuer’s closing stock price of $7.82 on January 22, 2010, the last trading day prior to execution of the Merger Agreement (which will be subject to increase if net indebtedness of CHS at the Effective Time is less than $132,000,000), and assuming that no Options have been exercised between the date of the Merger Agreement and the closing of the Merger and that CHS’s expenses in connection with the Merger are $10,000,000 and the net indebtedness is $132,000,0000; and

CUSIP No. 09069N108	13D	Page 9 of 15
•	warrants representing the right to purchase, in the aggregate, 3,400,945 shares of Common Stock, having a $10.00 per share strike price and a five year term (the “Warrants”).
The Issuer will assume and adopt the Critical Homecare Solutions Holdings, Inc. 2006 Equity Incentive Plan, as amended (the “Stock Option Plan”), at the closing of the Merger. With respect to the right to purchase the shares of common stock, $0.001 par value, of CHS under the Stock Option Plan (the “Options”) held by the top five executives of CHS, approximately 35% of such Options will convert into options exercisable for Common Stock under the Stock Option Plan assumed by the Issuer at the closing of the Merger, and all remaining Options will be cashed out at the Effective Time.
     The Merger and the other transactions contemplated by the Merger Agreement are subject to various closing conditions, including approval by the Issuer’s stockholders of the issuance of Common Stock and Warrants in connection with the Merger Agreement, the accuracy of representations and warranties and compliance with covenants, receipt of tax opinions with respect to the tax-free nature of the transaction, receipt of regulatory approvals and receipt of financing and other customary closing conditions. In addition, a condition to CHS’s obligation to close is that the closing sales price of Common Stock for the ten trading days immediately before the scheduled closing date not be less than $5.2151. The Company has entered into a commitment letter with Jefferies Finance LLC with respect to the financing of the transactions contemplated by the Merger Agreement. The Merger is expected to close on or about March 31, 2010.
     The Issuer will call and hold a special meeting of the stockholders as promptly as practicable to approve and adopt the issuance of Common Stock and Warrants.
     Shares of Common Stock totaling 2,696,516 will be deposited into escrow and will be available to satisfy any indemnity to the Issuer (the “Escrow Fund”). The representations and warranties of the Target Stockholders, CHS and the Issuer will survive for 18 months following the closing date of the Merger, except that specified representations and warranties, including organization, due authority, capitalization and broker fees (the “Specified Representations”), will survive for their applicable statute of limitations. The tax indemnity (which includes CHS’s and its subsidiaries’ taxes due for any taxable period ending on or before the closing date of the Merger (the “Pre-Closing Taxes”)) will also survive for the applicable statute of limitations. The Issuer will be indemnified for losses related to, among other things, (i) breaches of the representations and warranties of CHS and Target Stockholders; (ii) breaches of covenants and agreements of CHS and Target Stockholders; and (iii) the Pre-Closing Taxes. Except with respect to the Specified Representations and the tax indemnity, among other things, the indemnity is subject to a deductible of $1,500,000 for aggregate losses. Except for the Specified Representations, Pre-Closing Taxes, intentional or willful breaches by CHS, and any breaches by the Target Stockholders of any covenants made by CHS or Target Stockholders in the Merger Agreement, the indemnity losses will be recoverable solely from the Escrow Fund.

CUSIP No. 09069N108	13D	Page 10 of 15
     The Merger Agreement may be terminated on or prior to the Effective Time by, among other things: (i) mutual written consent of the Issuer and Kohlberg; (ii) either the Issuer or Kohlberg if the closing date has not occurred on or before June 30, 2010; or (iii) the Stockholders’ Representative or the Issuer if the Common Stock and Warrants issuance proposal has been submitted to the Issuer stockholders for adoption by written consent or at a duly convened special meeting of stockholders (or adjournment or postponement thereof) and the approval of the Issuer stockholders was not obtained.
Item 5. Interest in Securities of the Issuer.
     (a) - (b) As of the filing date of this Statement on Schedule 13D, as a result of the Voting Agreement, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the following:

						Shared
					Sole	power to
		Percent of shares of	Sole	Shared	power to	dispose of
		Common	power to	power to	dispose or	or
	Shares of	Stock outstanding	vote or	vote or	direct the	direct the
Reporting	Common	pursuant to Rule	direct	direct	disposition	disposition
Person	Stock	13d-3(d)(1)(5)	the vote	the vote	of	of
Richard H. Friedman	2,411,944(1)	5.8%(1)	2,411,944	3,329,499	2,411,941	0
Richard M. Smith	155,000(2)	0.4%(2)	155,000	3,329,499	155,000	0
Barry A. Posner	384,388 (3)	0.9%(3)	384,388	3,329,499	384,388	0
Stanley G. Rosenbaum	378,167(4)	0.9%(4)	378,167	3,329,499	378,167	0

(1)	Includes 1,395,865 shares issuable upon exercise of the vested portion of options held by Mr. Friedman. Excludes 225,000 shares subject to the unvested portion of options held by Mr. Friedman. Includes 250,000 shares of Common Stock owned by the Richard H. Friedman Grantor Retained Annuity Trust, of which Mr. Friedman is the trustee.

(2)	Includes 35,000 shares issuable upon exercise of the vested portion of options held by Mr. Smith. Excludes 70,000 shares subject to the unvested portion of options held by Mr. Smith.

(3)	Includes 334,262 shares issuable upon exercise of the vested portion of options held by Mr. Posner. Excludes 133,750 shares subject to the unvested portion of options held by Mr. Posner.

(4)	Includes 193,410 shares issuable upon exercise of the vested portion of options held by Mr. Rosenbaum. Excludes 146,874 shares subject to the unvested portion of options held by Mr. Rosenbaum.

(5)	Based on 40,420,776 shares of Common Stock outstanding as of January 29, 2010.

CUSIP No. 09069N108	13D	Page 11 of 15
In addition to the beneficial ownership of the Reporting Persons described herein, the Target Stockholders, as a result of the Voting Agreement, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of 3,329,499 shares of Company Stock.
     (c) On December 8, 2009, Mr. Friedman, pursuant to a Rule 10b5-1 trading plan, exercised an option for 20,000 shares of Common Stock and sold those shares in the open market. The exercise price for this option was $5.80 and the sale price of the shares of Common Stock that were subject to this option was $8.0454. Except as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
     (d) - (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference in, Items 3 through 5 is hereby incorporated by reference.
     Below is a table setting forth the options grants to purchase Common Stock held by each of the Reporting Persons.

				Shares
				Exercisable
				within 60
			Shares	days of	Exercise
Name	Option Date	Plan	Outstanding	2/2/2010	Price
Friedman, Richard
	11/28/2001	2001 Incentive Stock Plan	200,000	200,000	$12.20
	1/2/2002	2001 Incentive Stock Plan	200,000	200,000	$17.80
	1/2/2003	2001 Incentive Stock Plan	91,698	91,698	$ 5.80
	1/2/2004	2001 Incentive Stock Plan	200,000	200,000	$ 7.03
	1/3/2005	2001 Incentive Stock Plan	200,000	200,000	$ 6.36
	1/3/2006	2001 Incentive Stock Plan	200,000	200,000	$ 7.54
	1/2/2007	2001 Incentive Stock Plan	66,667	66,667	$ 3.46

CUSIP No. 09069N108	13D	Page 12 of 15

				Shares
				Exercisable
				within 60
			Shares	days of	Exercise
Name	Option Date	Plan	Outstanding	2/2/2010	Price
	1/2/2008	2001 Incentive Stock Plan	130,000	130,000	$ 7.70
	1/2/2008	2001 Incentive Stock Plan	70,000	70,000	$ 7.70
	4/29/2008	2008 Equity Incentive Plan	112,500	37,500	$ 6.52
	4/28/2009	2008 Equity Incentive Plan	150,000	0	$ 2.73
Smith, Richard M.
	1/2/2009	2008 Equity Incentive Plan	105,000	35,000	$ 2.27
Posner, Barry A.
	11/28/2001	2001 Incentive Stock Plan	70,000	70,000	$12.20
	9/24/2003	2001 Incentive Stock Plan	75,000	75,000	$ 7.95
	7/1/2005	2001 Incentive Stock Plan	13,800	13,800	$ 6.00
	11/1/2006	2001 Incentive Stock Plan	158,587	158,587	$ 2.47
	4/29/2008	2008 Equity Incentive Plan	50,625	16,875	$ 6.52
	4/28/2009	2008 Equity Incentive Plan	100,000	0	$ 2.73
Rosenbaum, Stanley
	11/1/2006	2001 Incentive Stock Plan	169,972	169,972	$ 2.47
	4/29/2008	2008 Equity Incentive Plan	70,312	23,438	$ 6.52
	4/30/2008	2008 Equity Incentive Plan	100,000	0	$ 2.73

CUSIP No. 09069N108	13D	Page 13 of 15
Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of January 24, 2010, by and among BioScrip, Inc., Camelot Acquisition Corp., Critical Homecare Solutions Holdings, Inc., Kohlberg Investors V, L.P., Kohlberg Partners V, L.P., Kohlberg Offshore Investors V, L.P., Kohlberg TE Investors V, L.P., KOCO Investors V, L.P., Robert Cucuel, Mary Jane Graves, Nitin Patel, Joey Ryan, Colleen Lederer, Blackstone Mezzanine Partners II L.P., Blackstone Mezzanine Holdings II L.P., and S.A.C. Domestic Capital Funding, Ltd. (incorporated herein by reference to Exhibit 2.1 of BioScrip Inc.’s Current Report on Form 8-K filed January 27, 2010).

99.2	Voting Agreement, dated as of January 24, 2010, by and among Critical Homecare Solutions Holdings, Inc., Kohlberg Investors V, L.P., Richard H. Friedman, Barry A. Posner, Richard M. Smith and Stanley G. Rosenbaum (incorporated herein by reference to Exhibit 10.2 of BioScrip Inc.’s Current Report on Form 8-K filed January 27, 2010).

99.3	Amended and Restated 2001 Incentive Stock Plan (incorporated herein by reference to BioScrip Inc.’s definitive proxy statement for its 2003 annual meeting of stockholders filed April 30, 2003).

99.4	2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 of BioScrip Inc.’s Registration Statement on Form S-8 filed May 16, 2008).

99.5	Form of Option Agreement for the Amended and Restated 2001 Incentive Stock Plan.

99.6	Form of Stock Option Agreement under the 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 of BioScrip Inc.’s Registration Statement on Form S-8 filed May 16, 2008).

99.7	Joint Filing Agreement, dated February 3, 2010, by and among Richard H. Friedman, Richard M. Smith, Barry A. Posner and Stanley G. Rosenbaum.

CUSIP No. 09069N108	13D	Page 14 of 15
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.
Dated: February 3, 2010

/s/ Richard H. Friedman
Richard H. Friedman

/s/ Richard M. Smith
Richard M. Smith

/s/ Barry A. Posner
Barry A. Posner

/s/ Stanley G. Rosenbaum
Stanley G. Rosenbaum

CUSIP No. 09069N108	13D	Page 15 of 15
EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of January 24, 2010, by and among BioScrip, Inc., Camelot Acquisition Corp., Critical Homecare Solutions Holdings, Inc., Kohlberg Investors V, L.P., Kohlberg Partners V, L.P., Kohlberg Offshore Investors V, L.P., Kohlberg TE Investors V, L.P., KOCO Investors V, L.P., Robert Cucuel, Mary Jane Graves, Nitin Patel, Joey Ryan, Colleen Lederer, Blackstone Mezzanine Partners II L.P., Blackstone Mezzanine Holdings II L.P., and S.A.C. Domestic Capital Funding, Ltd. (incorporated herein by reference to Exhibit 2.1 of BioScrip Inc.’s Current Report on Form 8-K filed January 27, 2010).

99.2	Voting Agreement, dated as of January 24, 2010, by and among Critical Homecare Solutions Holdings, Inc., Kohlberg Investors V, L.P., Richard H. Friedman, Barry A. Posner, Richard M. Smith and Stanley G. Rosenbaum (incorporated herein by reference to Exhibit 10.2 of BioScrip Inc.’s Current Report on Form 8-K filed January 27, 2010).

99.3	Amended and Restated 2001 Incentive Stock Plan (incorporated herein by reference to BioScrip Inc.’s definitive proxy statement for its 2003 annual meeting of stockholders filed April 30, 2003).

99.4	2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 of BioScrip Inc.’s Registration Statement on Form S-8 filed May 16, 2008).

99.5	Form of Option Agreement for the Amended and Restated 2001 Incentive Stock Plan.

99.6	Form of Stock Option Agreement under the 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 of BioScrip Inc.’s Registration Statement on Form S-8 filed May 16, 2008).

99.7	Joint Filing Agreement, dated February 3, 2010, by and among Richard H. Friedman, Richard M. Smith, Barry A. Posner and Stanley G. Rosenbaum.